03015491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

Stuart (City) Florida (State) 34995 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard J. Hoag 561-288-6084 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

200 East Las Olas Blvd., Suite 1700, Fort Lauderdale, Florida 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leonard J. Hoag, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNB Brokerage Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Herberta J. Daley
Commission # CC 959050
Expires Sep. 17, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNB Brokerage Services, Inc.

(A Wholly Owned Subsidiary of
First National Bank and Trust Company of the
Treasure Coast)
Statement of Financial Condition
December 31, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION

DATE – December 31, 2002

FNB Brokerage Services, Inc.
(Name of Respondent)

815 Colorado Avenue, Stuart, Florida 34994
(Address of principal executive office)

Leonard J. Hoag, President
FNB Brokerage Services, Inc.
815 Colorado Avenue
Stuart, Florida 34994

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
222 Lakeview Avenue
Suite 360
West Palm Beach, FL 33401
Telephone (561) 832 0038
Facsimile (561) 805 8181

Report of Independent Certified Public Accountants

To the Shareholder and Board of Directors
of FNB Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc., a wholly owned subsidiary of First National Bank & Trust Company of the Treasure Coast (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 15, 2003

FNB Brokerage Services, Inc.
(A Wholly Owned Subsidiary of
First National Bank and Trust Company of the Treasure Coast)
Statement of Financial Condition
December 31, 2002

ASSETS		
Cash	$	289,536
Commissions receivable		77,566
Investment in mutual funds, at market value		1,873,368
Investments - other		70,100
Furniture and equipment, net		15,002
Deposits		50,000
Other assets		9,376
Total assets	$	2,384,948
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	257,928
Due to Parent		52,351
Total liabilities		310,279
Contingencies (Note 5)		
Shareholder's equity		
Common stock, par value $1 per share, authorized 10,000 shares, issued and outstanding 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		2,006,838
Total shareholder's equity		2,074,669
Total liabilities and shareholder's equity	$	2,384,948

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

FNB Brokerage Services, Inc. (the "Company") is a wholly owned subsidiary of First National Bank and Trust Company of the Treasure Coast (the "Parent") and was organized on October 31, 1986. The Company began operations on February 27, 1987.

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company are maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Securities transactions, commission income and related expenses are recorded on a trade date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values due to the short-term maturity of these instruments. Cash, commissions receivable, deposits, accounts payable and accrued expenses are reflected in the financial statements at cost, which approximates fair value due to the short term nature of these accounts. Investments are carried at fair value.

Cash and cash equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

Investments

Investments are classified as trading and are reflected at fair value with the resulting unrealized gains or losses reflected in investment income in the statement of income.

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Income Taxes

The Company's operations are included in the consolidated income tax return of the Parent. The Company provides for income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded. Accordingly, during 2002, the Company paid $3,625 to the Parent related to 2001 income taxes.

Recent Accounting Pronouncement

In 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The statement is effective for certain guarantees issued or modified after December 31, 2002. Management believes this new accounting standard will have no material effect on the Company's financial position or results of operations.

2. Investments

Investments in mutual funds consist of the following as of December 31, 2002:

Goldman Sachs Financial Square Money Market Preferred	$ 1,528,457
Fidelity Treasury Fund Daily Money Class	52,326
Fidelity Government Income	100,479
Fidelity Interim Government Income	97,614
Dreyfus Short-Intermediate Government Fund	94,492
	$ 1,873,368

At December 31, 2002, the Company held an investment in The Nasdaq Stock Market, Inc., which had an estimated fair value of $70,100.

3. Furniture and Equipment

Furniture and equipment was comprised of the following at December 31, 2002:

Computers and other office equipment	$	232,540
Other fixtures		2,573
		235,113
Less: accumulated depreciation		(220,111)
	$	15,002

4. Related Party Transactions

In addition to the tax allocation agreement discussed in Note 1, the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll and accounting services and are paid monthly. Amounts paid to the Parent for such services during the year amounted to $122,942. The amount due to the Parent of $52,351 at December 31, 2002 relates to the current year's income tax provision. The Company maintains banking accounts with the Parent.

The Company participates in the Parent's profit sharing plans which covers substantially all employees after one year of service including a matching benefit feature for employees electing to defer the elective portion of their profit sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan. The profit sharing contribution charged to operations was $149,664 for the year ended December 31, 2002.

5. Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the statement of income any losses resulting from failed settlements. At December 31, 2002, the Company had no exposure for failed settlements.

Securities transactions with other broker-dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

During the course of business, the Company is at times subject to legal actions, threatened or filed. Management, based on the advice of legal counsel, does not expect that the final outcome of threatened or filed suits will have a material effect on the results of operations or financial condition.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2002, the Company had regulatory net capital of $1,753,378, an excess of $1,503,378 over the required minimum net capital of $250,000. At December 31, 2002, the Company's percentage of aggregate indebtedness to net capital was 18%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.

* * * * *